Contact

www.linkedin.com/in/marsalanktk
(LinkedIn)

tidycal.com/marsalanktk94 (Other)

Top Skills

Financial Modeling

QuickBooks Online

Accounting Systems

Muhammad Arsalan

Fractional CFO for Contractors | Cash Flow, Job Costing & WIP
Reporting | Ex-KPMG & EY

Pakistan

Summary

Most contractors don't have a revenue problem. They have a
visibility problem. Revenue is growing. Jobs are moving. Crews
are busy. But cash still feels tighter than it should.Usually the
issue is sitting inside WIP, billing gaps, payroll timing, change
orders, retainage, supplier bills, or job costing that does not show
the real margin early enough.That's where I help.I work with
contractors, construction companies, and founder-led businesses
that need clearer control over cash flow, job profitability, and financial
reporting.My work includes:• Contractor cash flow forecasting•
Job costing and project margin analysis• WIP reporting and billing
visibility• Change order and retainage tracking• Monthly financials
and KPI dashboards• Accounting cleanup and system migrations•
Payroll and operational finance processes• Audit, tax, and funding
readiness supportI started my career in Big 4 audit at EY and
KPMG, working with complex businesses, financial institutions, and
regulated entities where accuracy, controls, and documentation
mattered.Today, I bring that discipline into owner-led businesses
where the problem is more practical:"Where did the profit go?""Why
does cash feel tight?""Which jobs are actually making money?""How
much working capital will growth need?"My goal is simple:Help
contractors turn revenue into cash, profit, and better decisions.If your
business is growing but your numbers are not helping you make
decisions, let's connect.

Experience

Contractor Plus Books
Executive Director
August 2025 - Present (1 year)
Florida, United States

Fractional CFO and finance operator supporting US based contractors with
cleaner books, better cash visibility, job costing, WIP reporting, and owner
ready financial dashboards.

My work focuses on helping contractors understand where cash is going, which jobs are truly profitable, and whether growth is creating value or pressure.

Key areas of work:

• Built cash flow and runway models improving visibility from short-term monthly planning to 12–18 month forecasting.

• Led 6+ accounting system migrations, including QuickBooks Desktop to QBO and Sage 50 to QBO, with clean chart of accounts restructuring and historical reporting continuity.

• Improved construction job costing and project margin visibility by helping businesses understand labor, overhead, financing cost, and working capital impact by project.

• Implemented and improved payroll processes across ADP and Gusto, reducing manual work, payroll errors, and operational follow-ups.

• Built GAAP aligned reporting systems, dashboards, and audit-ready financial packages for founders, CPA firms, and external stakeholders.

• Supported fundraising workflows including investor financial models, pitch decks, Reg CF, Reg D, and multi-state compliance coordination.

• Helped founders evaluate financing decisions by clarifying factor rates, effective APR, repayment pressure, and real cost of capital.

Core focus: cash flow, job costing, financial reporting, accounting cleanup, forecasting, and scalable finance operations.

Munir Khanani Securities Limited
Independent Director
August 2025 - Present (1 year)
Pakistan

Independent Director at a PSX-licensed brokerage house, providing board-level oversight across governance, financial reporting, risk management, regulatory compliance, and capital adequacy.

Key contributions:

• Reviewed liquidity, capital adequacy, and Net Capital Balance monitoring to support early identification of stress scenarios.

• Strengthened board-level visibility through reporting dashboards covering liquidity, exposure limits, compliance metrics, and operational risk indicators.

• Provided oversight on AML/CFT, KYC governance, client asset protection, settlement controls, and regulatory reporting accuracy.

• Supported capital allocation and expansion discussions by ensuring growth decisions remained aligned with liquidity capacity and regulatory requirements.

This role strengthened my ability to evaluate businesses not only from a finance perspective, but also through governance, risk, controls, and long-term sustainability.

EY
Assistant Audit Manager
April 2024 - July 2025 (1 year 4 months)
Karachi Division

Worked on statutory audit and assurance engagements for financial sector clients, including Investcorp and group entities.

My work included audit planning, execution, review, client coordination, internal control evaluation, and complex financial reporting areas across investment and asset management structures.

Key experience:

• Worked on audit procedures for a leading global alternative investment group with exposure to private equity, real assets, credit, and liquid strategies.

• Gained exposure to complex areas including Collateralized Loan Obligations (CLOs), fair value measurements, investment structures, and cross-border reporting.

• Evaluated internal controls, financial reporting processes, and valuation-related audit areas for complex group structures.

• Coordinated with engagement teams and specialists to deliver audit work within tight reporting timelines.

This role sharpened my ability to work under pressure, understand complex financial structures, and maintain quality when deadlines are demanding.

KPMG In Pakistan
Assistant Audit Manager
November 2022 - April 2024 (1 year 6 months)
Karāchi, Sindh, Pakistan

Planned and executed statutory audits for financial sector clients, with a focus on banking (incl. Habib Bank Limited), financial reporting, internal controls, and regulatory compliance.

Key experience:

• Worked on audit engagements for financial institutions, including banking and regulated sector clients.

• Reviewed financial statements, internal controls, audit evidence, and key reporting areas under IFRS and applicable regulatory frameworks.

• Used KPMG audit methodology and workflow tools to manage audit execution, documentation, review points, and reporting timelines.

• Coordinated with client teams, audit teams, and specialists to resolve technical and reporting matters.

This role strengthened my foundation in financial institutions, audit quality, risk assessment, and structured execution.

Chase Securities Pakistan Private Limited
Head of Finance
November 2021 - October 2022 (1 year)
Pakistan

Led finance operations for a securities brokerage business, with responsibility across financial reporting, regulatory compliance, forecasting, internal controls, and finance process improvement.

Key contributions:

• Managed financial reporting, accounting records, and regulatory reporting for a brokerage operating in a regulated capital markets environment.

• Improved fund allocation by deploying idle funds more effectively, contributing to better returns on available liquidity.

• Supported implementation of IFRS 9 for investments and improved reporting treatment under the applicable financial reporting framework.

• Worked on brokerage system implementation and finance process improvement to strengthen reporting accuracy and operational control.

• Coordinated with auditors, regulators, and internal teams to support statutory audits, compliance reviews, and reporting obligations.

This role gave me hands-on experience in running finance from inside the business, not only reviewing it from the outside.

RUSSEL BEDFORD
Audit Associate to Audit Supervisor
November 2017 - October 2021 (4 years)
Pakistan

Progressed from Audit Associate to Audit Supervisor while working across audit, assurance, financial reporting, internal controls, and client coordination.

Key experience:

• Planned and executed audit engagements across manufacturing, brokerage, leasing, construction, and service-sector clients.

• Worked on IFRS reporting areas including IFRS 15, impairment assessments, consolidation, and financial statement review.

• Led audit teams, coordinated with specialists, and managed fieldwork execution through planning, testing, review, and finalization stages.

• Served as technical support on fraud risk and internal control matters under relevant audit standards.

• Promoted early from Associate to Supervisor based on performance and leadership.

This role built the base of my audit, financial reporting, team management, and client-facing experience.

UHY Hassan Naeem & Co
Audit Intern
August 2017 - October 2017 (3 months)
Pakistan

Supported audit teams in planning, documentation, financial statement review, and client coordination across statutory audit engagements.

This early role helped build my foundation in IFRS reporting, audit documentation, client communication, and professional discipline.

Ernst & Young
Advisory Associate
February 2017 - July 2017 (6 months)
Pakistan

Supported advisory work related to internal controls, process review, risk management, and business process improvement.

Key experience:

• Reviewed business processes and recommended improvements to strengthen controls and reporting discipline.

• Applied internal control frameworks including COSO across areas such as CAPEX, banks, inventory, investments, and receivables.

• Supported fieldwork, data collection, analysis, and documentation for advisory engagements.

This role gave me early exposure to process improvement, controls, and advisory work beyond traditional audit.

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Education

ACCA
ACCA Member, Accounting and Finance · (2017 - 2020)

The Institute of Chartered Accountants of Pakistan
CBA, Auditing, Accounting, Finance, Taxation & Corporate Law · (2014 - 2020)